FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2007
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Notice to Stock Exchange, May 4, 2007.

(2)	Press Release, “Dr. Reddy’s to release FY07 results on May 18, 2007; Earnings call slated for May 18, 6.30 PM IST/P.00 AM EST,” May 10, 2007.

(3)	Press Release, “Dr. Reddy’s FY07 revenue at Rs. 65,095 million (US$ 1.5 billion); Net income at Rs. 9,327 million (US$ 216 million),” May 18, 2007.

Notice to Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
May 4, 2007
The Secretary
Bombay Stock Exchange Ltd.
National Stock Exchange
New York Stock Exchange Inc.
Dear Sir,
Pursuant to Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby intimate you that the Meeting of the Board of Directors of the Company will be held on Friday, May 18, 2007 at Hyderabad to, interalia, consider and take on record the Audited Financial Results of the Company for the year ended March 31, 2007 and recommend the payment of dividend for the financial year 2006-07.
Kindly take the above information on record.
With regards
/s/
V Viswanath
Company Secretary

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s to release FY07 results on May 18, 2007;
Earnings call slated for May 18, 6.30 PM IST/9.00 AM EST
Hyderabad, India, May 10, 2007: Dr. Reddy’s Laboratories (NYSE: RDY) will announce results for the Fourth Quarter and Full Year ended March 31, 2007 on Friday, May 18, 2007 after the Board Meeting. The results will be available on the Company’s website www.drreddys.com
SUMMARY OF EVENTS

Event	Date and Time (IST)	Medium
Release of financial results	May 18, after the Board Meeting	Email, Media, Company website, Businesswire

Earnings Call	May 18, 6.30 PM IST / 9.00 AM EST	Hosted by the Company (Details below)

Webcast of Earnings Call	May 18, 6.30 PM IST / 9.00 AM EST through May 28, 2007	URL available on Company’s website, www.drreddys.com

Transcripts of the Earnings call	Within 7 working days of the call	URL available on Company’s website, www.drreddys.com
EARNINGS CALL
     Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance.

Date	Timing	Dial-in number
May 18, 2007	India — 6.30 PM	Participants from India
	US EST — 9.00 AM	022.2781.3043

		Stand by — 022 6776 3743

		Participants from the US
		1 706 643 0243
		Conference ID: 6190569#
		Toll Free No: 877 209 0463

		Participants outside India & US (Singtel bridge)
		65 6668 7512
		Conference Code: 682897#

No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited, early registration is encouraged. The operator will provide instructions on asking questions before and during the call.
AUDIO WEBCAST
The audio webcast of the earnings call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the earnings call, through May 28, 2007.
TRANSCRIPT
The transcript of the earnings call will also be available on the Company’s website within 7 working days of the call.
ABOUT DR REDDY’S
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management. Website: http://www.drreddys.com
CONTACT
For further information please contact:
Investor Relations: Nikhil Shah (nikhilshah@drreddys.com) or on +91-40-66511532
SAFE HARBOR
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s FY07 revenue at Rs. 65,095 million (US$ 1.5 billion);

Net income at Rs. 9,327 million (US$ 216 million);

•	Year-on-Year revenues more than double; cross $1.5 billion landmark.

•	Excluding AG products, revenues cross $1 billion mark.

•	Profit after tax of $216 million and Cash flows from operations of $274 million.

•	Several new product launches with significant market share gains.

•	Improved market ranking in key markets and therapeutic segments.

•	Expanded geographical footprint with operations in new countries.

•	Continued product pipeline expansion across businesses.
Hyderabad, India, May 18, 2007: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the year ended March 31, 2007.
Key Revenue Highlights
o	Revenues at Rs 65 billion (USD 1,510 million) as against Rs 24 billion (USD 563 million) in FY06. YoY growth of 168%.
o	Revenues from international markets increased by 250% to Rs. 56 billion (USD 1,297 million)

o	Revenues from India increased by 11% to Rs. 9 billion. (USD 213 million)
o	Revenues excluding the contribution from authorized generics and acquisitions, increased by 58% to Rs 36 billion (USD 833 million) in FY07 from Rs 23 billion (USD 528 million) in FY06.

o	Revenues from authorized generics contributed 24% and acquisitions contributed 21% respectively to total revenues in FY07.

o	International revenues account for 86% of total company revenues in FY07 compared to 66% in FY06.

o	Revenues in branded formulations — rest of world increase by 24% to Rs.12 billion (USD 286 million) in FY07 from Rs.10 billion (USD 231 million) in FY06 driven by growth across key markets.
•	Revenues from international markets grew by 34% to Rs. 5.9 billion (USD 137 million), driven by growth in Russia, Romania, Venezuela and CIS region.

•	Revenues from India grew by 16% to Rs. 6.4 billion (USD 149 million), driven by growth in key brands.

o	Revenues in the Active Pharmaceuticals Ingredients (APIs) increase by 44% to Rs 11.8 billion (USD 276 million) in FY07 from Rs. 8.2 billion (USD 191 million) in FY06 driven primarily by sales of sertraline, rabeprazole and ramipril.

o	Revenues from custom pharmaceuticals services increase to Rs 6.6 billion (USD 153 million) from Rs 1.3 billion (USD 31 million) in FY06. Excluding contribution from acquisitions, revenues grew from Rs. 522 million (USD 12 million) to Rs.1,203 million (USD 28 million), driven by growth in customer base and product portfolio.

o	Revenues in Europe generics (including betapharm) at Rs 9.6 billion (USD 223 million) as against Rs 2.4 billion (USD 56 million) in FY06.
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 43.10
EXTRACT FROM THE UNAUDITED INCOME STATEMENT

	FY07			FY06			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Total Revenues	1510	65,095	100	563	24,267	100	168%
Cost of revenues	794	34,220	53	288	12,417	51	176%
Gross profit	716	30,876	47	275	11,850	49	161%
Selling, General & Administrative Expenses	326	14,051	22	186	8,029	33	75%
R&D Expenses (1)	57	2,463	4	50	2,153	9	14%
Amortization Expenses	36	1,571	2	10	420	2	274%
Write down of Intangible	41	1,770
Other operating (income)/expense net (2)	-2	(67)	0	-7	(320)	(1)	-79%
Operating income before forex loss/(gain)	257	11,088	17	36	1,568	6	607%
Forex Loss/ (Gain)	-3	(137)	0	3	126	1	NC
Operating income/(loss)	260	11,225	17	33	1,442	6	678%
Equity in loss of affiliates	1	63	0	2	88	0	-28%
Other expenses/(income) net	15	661	1	-12	(534)	(2)	NC
Income before income taxes and minority interest	244	10,501	16	44	1,888	8	456%
Income tax (benefit)/expense	28	1,177	2	6	258	1	356%
Minority interest	0	(4)	0	0	0	0
Net income	216	9,327	14	38	1,630	7	472%
DEPS		58.56			10.62
Exchange rate		43.10			43.10

Key Balance Sheet Items

	As on 31st Mar 07		As on 31st Mar 06
Cash and cash equivalents	431	18,588	227	9,788
Borrowings from banks (Short + Long)	574	24,754	719	30,995
Accounts receivable, net of allowances	174	7,519	111	4,802
Inventories	175	7,546	160	6,895
Property, plant and equipment, net	288	12,428	211	9,086

(1)	Income recognition under Generics R&D partnership with ICICI venture amounting to Rs 453 million in FY 07 and Rs. 405 million in FY 06. R&D Expense reimbursed by Perlecan Pharma in FY07 at Rs. 373 million

(2)	Includes profit on sale of finished dosages facility at Goa amounting to Rs. 388 million in FY 06.

(3)	including restricted cash

Revenue Mix by Segment	(in million)

	FY07	FY07	As a	FY06	FY06	as	Growth
	$	INR	%	$	INR	a %	%
APIs	274	11,827	18	191	8,238	34	44
India	48	2,075	18	53	2,296	28	-10
International	226	9,752	82	138	5,942	72	64
Branded Formulations	286	12,319	19	230	9,926	41	24
India	149	6,415	52	128	5,526	56	16
International	137	5,904	48	102	4,400	44	34
Generics(1)	771	33,224	52	94	4,056	17	719
Emerging Business	19	824	1	16	691	3	19
Custom pharmaceutical services (2)	153	6,600	10	31	1,327	5	397
Others	7	301	0	1	29	0
Total	1,510	65,095	100	563	24,267	100	168

1.	Includes betapharm revenues of Rs. 8,004 million in FY07 and Rs. 705 million in FY 06 (starting 3rd March)

2.	Includes revenues from CPS business in Mexico of Rs. 5,397 million in FY 07 and Rs. 805 million in FY 06 (starting 31st December)

Revenue Mix by Geography	(in million)

	FY07	FY07	As a	FY06	FY06	as a	Growth
	$	INR	%	$	INR	%	%
India	213	9,179	14	192	8,272	34	11
North America	657	28,337	44	92	3,984	16	611
Russia	83	3,584	6	62	2,676	11	34
Europe	344	14,839	23	100	4,326	18	243
Others	213	9,156	14	117	5,009	21	83
TOTAL	1,510	65,095	101	563	24,267	100	168

ACTIVE PHARMACEUTICAL INGREDIENTS (APIS)
o	Revenues at Rs 11.8 billion as against Rs 8.2 billion in FY06. YoY growth of 44%
o	Revenues outside India at Rs 9.8 billion as against Rs 5.9 billion in FY06. YoY growth of 64%; Growth across key international markets.
o	Revenues in Europe increased by 47% to Rs. 2.1 billion in FY07 from Rs. 1.4 billion in FY06 primarily led by growth of key products of sertraline, finastride, losartan and ramipril.
o	Revenues in India at Rs 2.1 billion as against Rs 2.3 billion in FY06. YoY decline of 10% primarily on account of decrease in sales of quinolones due to significant decline in prices.
o	Revenues in rest of the world increased to Rs. 5.6 billion in FY07 from Rs. 2.9 billion in FY06 primarily driven by growth in key products of sertraline, rabeprazole and clopidogrel.
o	Revenues in North America at Rs 2.0 billion in FY07 as against Rs 1.7 billion in FY06. This increase was on account of increase in sales of new products as well as key commercialized products such as naproxen sodium, naproxen and sertraline.
o	The Company filed 23 US DMFs during the year taking the total filings to 104. The company also filed 11 DMFs in Canada, 9 DMFs in Europe and 26 DMFs in RoW including 6 in Japan and 5 in Turkey.
GENERIC FORMULATIONS
o	Revenues in this segment at Rs 33.2 billion as against Rs. 4.1 billion in FY06.

o	North America contributed 71% to the total revenues & Europe (including betapharm) contributed 29%.

o	In North America, revenues increased to Rs. 23.6 billion in FY07 from Rs. 1.6 billion in FY06. Combined revenues of simvastatin and finasteride (AG products) were at Rs. 15.8 billion. Fexofenadine, launched in April, contributed Rs. 2.4 billion and ondansetron launched in Dec 2006 (under 180 day exclusivity) contributed Rs. 2.9 billion in revenues during the year.

o	In Europe revenues increased to Rs. 9.6 billion in FY07 from Rs. 2.4 billion in FY06.
•	Revenues from betapharm (Germany) were at Rs. 8,004 million in FY 07 as compared to Rs. 705 million in FY 06, which represents 28 days of revenue starting 3rd March 2006.

•	Revenues from UK market decreased to Rs. 1.5 billion in FY 07 from Rs. 1.7 billion in FY 06. This decrease was on account of significant decline in prices of omeprazole and amlodipine partially offset by increase in volumes.

•	Revenues from Spain at Rs. 61 million.
o	During the year, the company had a total of 33 filings (including 9 partner products), taking the total filings to 104. Total of 69 ANDAs pending at the USFDA addressing an innovator sales of $ 57 billion as per IMS December 2006. During the year, the company also received 19 approvals including tentative approvals.

BRANDED FORMULATIONS — INTERNATIONAL
o	Revenues at Rs 12.3 billion, an increase of 24% over FY06. The growth was primarily driven by the performance of Russia, Romania, Venezuela & CIS markets.

o	Revenues in Russia increase by 35% to 3.5 billion as against Rs 2.6 billion in FY06. This growth was primarily driven by increase in sales from key brands of Omez, Cetrine, Nise and Keterol.
o	Market ranking improved to 15th position in the retail segment from 24th position in the last 12 months (Source: Pharmexpert MAT March 2007)

o	In the retail segment, the company recorded a growth of 36.5% as against the market growth of 23.7% (Source: Pharmexpert MAT March 2007, retail segment)
o	Revenues in the CIS markets increase by 35% to Rs 1,118 million as against Rs 827 million in FY07. This growth was primarily driven by increase in sales from Ukraine and Kazakhstan.

o	Revenues in RoW markets increase by 25% to Rs 915 million as against Rs 731 million in FY06. The growth was primarily driven by increase in sales from Venezuela, Jamaica South Africa, and Myanmar partially offset by decrease in Vietnam.

o	Revenues in Central and Eastern Europe grew by 46% to Rs 377 million as against Rs 259 million in FY06. This growth was driven by significant increase in revenues from Romania.
Branded Formulations — India
o	Revenues in India increase by 16% to Rs 6.4 billion in FY07 from 5.5 billion in FY06.
o	The Company is ranked the fastest growing company among the Top 10 companies in terms of prescription growth. (Source: CMARC November 2006 to February 2007) ·
o	The Company is ranked the 2nd fastest growing company in the Top 10 growing ahead of the industry growth rate. (Source: ORG IMS MAT March 2007)
o	Growth primarily driven by performance of key brands of Omez, Nise, Stamlo and Razo.
o	Key brands of Omez and Nise recorded a growth rate of 13.4% and 31.7% respectively as against market growth rate of 3.8% and 17.4% respectively. (Source: ORG IMS MAT March 2007)
o	New products launched during the year, totaling 21, contributed Rs.247 million in revenues in FY07.
o	Leon (Levofloxacin), is ranked 6th among all the new product introductions in the last 12 months (Source: ORG IMS MAT 2007)

o	New product launches in the last 3 years have contributed 21% to total revenues during the year.
CUSTOM PHARMACEUTICAL SERVICES (CPS)
Revenues from CPS increased to Rs 6.6 billion in FY07 from Rs 1.3 billion in FY06.
o	Revenues from the acquisition in Mexico at Rs. 5,397 million in FY07 as compared to Rs. 805 million in FY 06, which also includes three months revenues from Mexico (starting 31st Dec 2006)

o	Excluding contribution from the acquisition, revenues increased from Rs. 522 million in FY 06 to Rs. 1,203 million in FY 07, driven by growth in customer base and product portfolio.

Income Statement Highlights
o	Gross profit increased to Rs. 30.9 billion in FY07 from Rs. 11.9 billion in FY06. Gross profit margins on total revenues at 47% as against 49% in FY 06. Revenues from authorized generics contributed 24% to total revenues and earned gross margin significantly below company average gross margin. The decline in Gross Margin % to sales on account of the authorized generic products was partially offset by high margin revenues in key product launches of ondansetron and fexofenadine.

o	R&D investments (net) at 4% of total revenues in FY07 as against 9% in FY06. Gross R&D investments increased by 29% to Rs 3.3 billion as against Rs 2.6 billion in FY06. During the year, the Company recognized Rs 826 million under its R&D partnerships as a benefit to the R&D line item as compared to Rs. 405 million recognized in FY 06.

o	Selling, General & Administration (SG&A) expenses increased by 75% to Rs 14.1 billion. This increase is primarily on account of consolidation of the two acquisitions. As % to revenues adjusted for authorized generics and ondansetron, SG&A has lowered to 30% from 33% in FY06.

o	Other expense (net) was at Rs 662 million in FY07 as against other income (net) of Rs 534 million in FY06. This is primarily on account of net interest expense of Rs.1,054 million in FY07 as against net interest income of Rs. 419 million in FY06. This is primarily on account of the full year effect of the long-term obtained in March 2006.

o	Write down of intangible amounting to Rs. 1,770 million comprises -
o	Write down of Rs. 214 million relating to Trigenesis assets,

o	Write down of Rs. 1,557 million of product related intangibles at betapharm. This write down is the result of the healthcare reforms and consequent industry reaction leading to significant price erosion in the market.
o	Amortization at Rs. 1,571 million as compared to Rs. 420 million in FY 06. This includes Rs1,302 million relating to recurring amortization of intangibles in betapharm, Spain (acquisition of products) and acquisition in Mexico.

o	Net income at Rs 9.3 billion (14% of total revenues) as against Rs 1.6 billion (7% of total revenues) in FY06. This translates to a diluted EPS of Rs 58.56 as against Rs 10.62 in FY06.

o	During FY07, the Company generated cash flow from operations of Rs.11.8 billion.

o	During FY07, the Company incurred capital expenditure (net) of Rs 4,393 million

ALL FIGURES IN MILLIONS, EXCEPT EPS
All dollar figures based on convenience translation rate of 1USD = Rs 43.10
Q4 FY07 Financial Snapshot
Extracted from the Un-Audited Income Statement for the year ended March 2007

	Q4 FY07			Q4 FY06			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Total Revenues	361	15,573	100	161	6,932	100	125
Cost of revenues	135	5,818	37	94	4,037	58	44
Gross profit	226	9,755	63	67	2,895	42	237
Selling, General & Administrative Expenses	80	3,433	22	53	2,292	33	50
R&D Expenses (1)	20	852	5	16	678	10	26
Amortization Expenses	10	451	3	4	162	2	178
Write down of Intangible	41	1,770
Other operating (income)/ expense net (2)	1	25	0	0	4	0	NC
Operating income before forex loss/(gain)	75	3,224	21	(6)	(241)	(3)	NC
Forex Loss/ (Gain)	(5)	(205)	(1)	0	19	0	NC
Operating income/(loss)	80	3,429	22	(6)	(260)	(4)	NC
Equity in loss of affiliates	1	29	0	1	49	1	-41
Other expenses/(income) net	(3)	(113)	(1)	0	(12)	0	NC
Income before income taxes and minority interest	82	3,513	23	(7)	(297)	(4)	NC
Income tax (benefit)/expense	6	260	2	(1)	(61)	(1)	NC
Minority interest	0	1	0	0	1	0	—
Net income	75	3,252	21	(5)	(237)	(3)	NC
Exchange rate		43.10			43.10

(1)	Nil Income recognition under Generics R&D partnership with ICICI venture in Q4 FY 07 as against Rs. 60 million in Q4 FY 06. Reimbursement of expenses from Perlecan Pharma Private Limited of Rs. 85 million in Q4 FY 07

     Revenue Mix by Geography (in million)

	Q4			Q4	Q4
	FY07	Q4 FY07		FY06	FY06		Growth
	$	INR	as a %	$	INR	as a %	%
APIs	90	3,891	25	49	2,091	30	86
India	11	467	12	13	547	26	(15)
International	79	3,424	88	36	1,544	74	122
Branded Formulations	64	2,743	18	48	2,080	30	32
India	34	1,479	54	29	1,269	61	17
International	29	1,264	46	19	811	39	56
Generics	155	6,693	43	37	1,574	23	325
Emerging Business	5	194	1	4	164	2	18
Custom pharmaceutical services	45	1,945	12	24	1,037	15	88
Others	2	107	1	0	(14)	0
Total	361	15,573	100	162	6,932	100	125

Revenue Mix by Segment	(in million)

	Q4			Q4	Q4
	FY07	Q4 FY07		FY06	FY06		Growth
	$	INR	as a %	$	INR	as a %	%
India	49	2,123	14	45	1,918	28	11
North America	172	7,402	48	35	1,529	22	384
Russia	16	700	4	9	409	6	71
Europe	79	3,414	22	37	1,584	22	116
Others	45	1,934	12	35	1,492	22	30
TOTAL	361	15,573	100	161	6,932	100	125
Business Highlights
o	Revenues at Rs 15.6 billion as against Rs 6.9 billion in Q4 FY06. YoY growth of 125%.

o	Excluding revenues from ondansetron and acquisitions, revenues grew by 53% to Rs. 10.5 billion in Q4 FY07.

o	Revenues from APIs increase by 86% to Rs. 3.9 billion in Q4FY07 as against Rs 2.1 billion in Q4 FY06 driven by sales of key products of sertraline and rabeprazole.

o	Ondansetron launched in the US in Dec 2006 (under 180 day exclusivity) contributed Rs. 2.7 billion in revenues.

o	Revenues in Russia increased to Rs. 700 million in Q4 FY07 from Rs. 409 million in Q4 FY06. This increase was driven by performance of key brands of Nise, Omez and Cetrine.

o	Revenues in India increased to Rs. 2.1 billion in Q4 FY07 from Rs.1.9 billion in Q4 FY06. The increase was driven by growth in sales of key brands.

o	Revenues from CPS increased to Rs. 1.9 billion in Q4 FY07 from Rs 1.0 billion in Q4 FY06. A substantial part of this growth was driven by sales from Mexico.

Income Statement Highlights
o	As a share of revenues, the gross profit ratio increased to 63% of revenues in Q4FY07 from 42% in Q4 FY06. This is relatively higher compared to the previous quarters as well. The significant expansion in the margins for the quarter was largely driven by the high margins enjoyed by ondansetron during exclusivity as well as higher margins in the API and CPS businesses during the quarter. Further, in the previous quarters, the Company recorded significant sales from authorized generics products which earned significantly lower margins resulting in lower margins at the company level.

o	Selling, General and Administration (SG&A) expenses increase by 50% to Rs 3.4 billion. This compares with the 125% growth in revenues.

o	R&D investments increased by 26% to Rs 852 million as against Rs 678 million in Q4 FY06. As a share of revenues, R&D expenditure is at 5% as against 10% in Q4 FY06. During the quarter, the Company recognized Rs 85 million under its R&D partnerships as a benefit to the R&D line item as compared to Rs. 60 million recognized in Q4 FY 06.

o	Write down of intangible of Rs. 1,770 million.

o	Amortization at Rs. 451 million compared to Rs 162 million in Q4 FY 06. Current quarter includes Rs. 387 million relating to intangibles in betapharm, Spain (acquisition of products) and acquisition in Mexico.

o	Net income at Rs 3,252 million as against net loss of Rs 237 million in Q4 FY06.
General information
The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:
•	Audited financial results for the year ended March 31, 2006 as required under Clause 41 of the listing agreement.

•	The Board of Directors has recommended a final dividend of Rs. 3.75 per share of face value of Rs. 5 each.

•	The Board of Directors has appointed Dr. J. P. Moreau as Additional Director on the Board of the Company.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.
Notes
1.	Financial discussions are on a consolidated basis as per the US GAAP.

2.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: June 26, 2007		Name:	V. Viswanath
		Title:	Company Secretary